BearingPoint, Inc.
SUBMITTED VIA EDGAR
October 14, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Kevin Woody

Re:	BearingPoint, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 28, 2008 File No. 001-31451
Dear Mr. Woody:
On behalf of BearingPoint, Inc. (the “Company”), we are providing the following response to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Eddie R. Munson, dated October 7, 2008. For your convenience, we have retyped the text of the Staff’s comments and set forth our response immediately below each comment. Terms used herein have the meanings assigned to them in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007 (the “2007 Form 10-K”) unless otherwise defined herein.
Form 10-K for the fiscal year ended December 31, 2007
Financial Statements
Report of PricewaterhouseCoopers LLP, page F-3
1. Please tell us how the auditor’s report complies with paragraph 8(b) of AU Section 508, or tell us why they did not include a statement that the financial statements were audited.
Rule 2-02(a) of Regulation S-X and paragraph 8 of AU 508 of the Public Company Accounting Oversight Board’s interim standards each require the report of the independent registered public accounting firm to identify the financial statements that are the subject of the audit report. We understand the reason for this requirement is so investors and other users of the audited financial statements can clearly determine what information in the filing is covered by the auditor’s report.
The report of PricewaterhouseCoopers LLP (“PwC”) included in our 2007 Form 10-K identifies the 2006 and 2005 financial statements audited by referring to “...the accompanying index...,” which is located on page F-1. That index identifies each of the individual financial statements by name (e.g., the consolidated balance sheets at December 31, 2007 and 2006). We believe this presentation provides investors and others with an understanding of which portions of the 2007 Form 10-K are the subject of the audit report (i.e., the financial statements listed in the accompanying index). The PwC report clearly identifies that the periods audited were as of December 31, 2006 and for each of the two years in the period then ended.
We have discussed the Staff’s comment and our response with PwC who agreed with our response.
Consolidated Statements of Operations, page F-5
2. Please tell us how your presentation of insurance settlement complies with U.S. GAAP, or tell us why you believe it was not necessary to classify this recovery in a manner consistent with the related losses. Within your response, reference the authoritative accounting literature that management relied upon.
The insurance settlement represents the benefit that we received as a result of payments made by our insurers to settle a dispute with a client, Hawaiian Telcom Communications, Inc. (“HT”), as described on page F-35 and pages 33 and 34 of our 2007 Form 10-K. We classified this benefit as a non-operating gain because it was the result of an activity that is incidental to our revenue-generating consulting and management technology services. The settlement agreement with HT required us to pay $52.0 million, of which $38.0 million was funded by our insurers. In accordance with Emerging Issues Task Force Issue Number 01-09, we concluded that the payment to HT represented a reduction to revenue and that separately recording the funding provided by our insurers as a non-operating gain would more fairly present to the reader the operating loss incurred as a result of the settlement with HT. Absent finding any specific authoritative guidance, in reaching our conclusion we referred to guidance set forth in paragraphs 82 through 89 of the Financial Accounting Standards Board’s Statement of Financial Concepts Number 6.
Consolidated Statements of Cash Flows, page F-8
3. Please tell us how you complied with SFAS 95, or tell us why you believe it was not necessary to classify your decrease (increase) in restricted cash as cash flows from financing activities, as it appears that restricted cash was a requirement of the 2005 Credit Facility.
The amounts that we have classified as restricted cash represent cash collateral posted with providers of letters of credit and surety bonds issued in connection with client engagements. For all years presented in our 2007 Form 10-K, restricted cash does not represent compensating balances under any borrowing arrangements. As disclosed on page F-30 of our 2007 Form 10-K, the requirement to cash collateralize letters of credit issued under the 2005 Credit Facility ceased with the March 30, 2006 amendment to the 2005 Credit Facility. Our 2007 Credit Facility does not require cash collateral to be posted in connection with the issuance of letters of credit and, as such, restricted cash at December 31, 2007 represents cash collateral posted with providers of surety bonds issued in connection with agreements with our clients to perform services. Due to the restriction on the balances associated with the letters of credit and surety bonds, we determined that it would be most appropriate to identify that such funds were not available for use in the operations of the Company while they were restricted, and therefore have classified them as an investing activity. In reaching our conclusion we referred to the guidance in paragraphs 14 through 24 and paragraph 87 of SFAS 95.
In responding to this comment, we have re-evaluated our disclosures related to these restricted cash balances. We believe that it would be beneficial to the readers’ understanding of this item if we include clarifying language in the footnotes to our financial statements in future filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2008. Such language will be included in our Cash, Cash Equivalents, and Restricted cash disclosure in our significant accounting policies footnote to clarify that these restricted cash balances relate to cash collateral posted with providers of letters of credit or surety bonds issued in connection with client engagements and not to any of our financing arrangements.
Notes to Consolidated Financial Statements
13. Stock-Based Compensation
Long-Term Incentive Plan, page F-39
4. On page F-41, you state that “Certain of the Company’s stock-based compensation awards continue to vest and do not accelerate vesting upon retirement or at the attainment of retirement eligibility; therefore, the requisite service period subsequent to attaining such eligibility is considered non-substantive.” This statement appears to be contradictory. Please tell us what is meant by this statement. Also, to the extent you have any awards that continue to vest and do not accelerate vesting upon retirement, please tell us how your policy complies with SFAS 123(R).
We recognize stock-based compensation expense over the requisite service period, which may be the shorter of the stated vesting term or the period from grant date to attainment of retirement eligibility, depending on the terms of the applicable award. What we intended by the statement on page F-41 of our 2007 Form 10-K, referenced by the Staff in this comment, is that certain of our stock-based compensation awards include a retirement eligibility provision that provides for the award to be fully earned upon the recipient’s attainment of retirement eligibility. Delivery of the shares or exercisability of the option, as applicable, is delayed until the stated vesting term is complete. As the recipient is no longer required to provide services after attaining retirement eligibility in order to retain the award, the remaining stated vesting term is not considered to be substantive in accordance with paragraphs A55 through A58 of SFAS 123(R).
In responding to this comment, we have re-evaluated our disclosures related to this aspect of our stock-based awards. We believe that it would be beneficial to the readers’ understanding of this item if we replace the statement referenced by the Staff in this comment with the following language in the footnotes to our financial statements in future filings, beginning with our Form 10-K for the year ending December 31, 2008:
“Certain of the Company’s stock-based awards include a retirement eligibility provision that provides for the award to be fully earned upon the recipient’s attainment of retirement eligibility. Any additional contractual vesting after attainment of retirement eligibility is considered non-substantive, and therefore not included in the requisite service period.”
Performance Share Units, page F-44
5. It does not appear that you have provided all the required disclosures in accordance with SFAS 123(R). Specifically, it does not appear that you have disclosed the risk-free rate and the expected volatility used in the Monte Carlo lattice-pricing model. Please explain to us how you have complied with the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R).
Our Monte Carlo lattice-pricing model includes one million simulation paths with the six month, one year, two year and three year historical and implied volatility of four hundred seventy-four companies using a term structure. Due to the complexity of the combination of variables for volatility and risk-free rate which are utilized in our Monte Carlo lattice-pricing model, we believe describing the inputs qualitatively provides users of the financial statements with sufficient understanding of the method used to calculate the fair value of the equity awards that have been granted. We concluded that to disclose a single volatility or risk-free rate or range of rates would not be beneficial to the readers understanding because these data would not provide a meaningful indicator of the sensitivity of fair value.
Form 10-Q for the quarterly period ended June 30, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Six Months ended June 30, 2008 Compared to Six Months ended June 30, 2007
Revenue, page 31
6. Please tell us the nature of the $7.7 million in revenue recorded during 2008 but earned in earlier periods. Within your response, please tell us how management determined this item should not be accounted for as a correction of an error. Please refer to SFAS 154.
For reference purposes, we have included the text of our disclosure from page 31 of our Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2008 (the “June 30, 2008 Form 10-Q”) below:
“Revenue growth in Defense was primarily due to the recognition of $7.7 million in revenue during the first quarter of 2008 relating to work performed in earlier periods.”
As indicated above, we described the amount as relating to work performed in earlier periods, not earned in earlier periods. The $7.7 million of revenue recorded in 2008 relates to a contract which precluded us from billing the client for these amounts pending the resolution of specific contractual contingencies. In 2008, these contractual contingencies were resolved to the client’s satisfaction thus completing the earnings process. At each reporting period prior to the first quarter of 2008, we assessed collectability of these amounts and determined that it was not reasonably assured due to the continuing unresolved contractual contingencies. In accordance with Staff Accounting Bulletin Topic 13, we deferred revenue recognition until collectability was reasonably assured. In 2008, as a result of the resolution of the above-mentioned contractual contingencies, the client provided us with authorization to bill for the amounts previously withheld. Resolution of these contingencies to the client’s satisfaction provided us with sufficient evidence to conclude that collectability of $7.7 million previously withheld was reasonably assured and, as a result, we recognized this amount as revenue in 2008, which we concluded to be the proper period.
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The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings0;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to call Laurent C. Lutz, our Chief Legal Officer, at (773) 867-6893 or the undersigned at (248) 430-3038 if you have any questions or further comments regarding this filing or if you wish to discuss the above response.

Very truly yours, BEARINGPOINT, INC.
By:	/s/ Eddie R. Munson
Eddie R. Munson
Chief Financial Officer